FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY APPOINTS THE HONOURABLE WAYNE G. WOUTERS TO THE BOARD OF DIRECTORS	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BLACKBERRY APPOINTS THE HONOURABLE WAYNE G. WOUTERS TO THE BOARD OF DIRECTORS

Waterloo, Ontario - October 13, 2015 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it has appointed The Honourable Wayne G. Wouters, PC, to the Company’s Board of Directors. Mr. Wouters will also serve as a member of the audit and risk management committee of the Board of Directors.

“I am pleased to welcome Wayne Wouters to our Board of Directors. Mr. Wouters brings to BlackBerry valuable experience in government relations, strategic leadership, international trade and economic policy,” said John Chen, Executive Chairman and CEO of BlackBerry.

With the addition of Mr. Wouters, the Company’s Board of Directors will consist of eight members, seven of whom are independent members.

From 2009 to 2014, Mr. Wouters was the Clerk of the Privy Council of Canada and held the roles of Deputy Minister to the Prime Minister, Secretary to the Cabinet and Head of the Public Service. Prior to his tenure as Clerk, Mr. Wouters was Secretary of the Treasury Board of Canada and served in deputy ministerial and other senior positions in the Canadian public service. Mr. Wouters has received numerous awards, including an Honorary Doctorate of Laws from the University of Saskatchewan, the Queen’s Diamond Jubilee Medal and the André Mailhot Award for lifetime achievement from the United Way Canada. He was inducted as a member of the Privy Council in 2014.

Mr. Wouters has an honours bachelor of commerce degree from the University of Saskatchewan and a master’s degree in economics from Queen’s University. He is a Strategic and Policy Advisor to McCarthy Tétrault LLP and serves as a member of the Board of Trustees of United Way Worldwide.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 13, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer